Mail Stop 4561

April 24, 2006

John Sammon, Jr.
PAR Technology Corporation
PAR Technology Park
8383 Seneca Turnpike
New Hartford, New York 13413

> **Re: PAR Technology Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 001-09720**

Dear Mr. Sammon:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Fiscal Year Ended December 31, 2005

Item 9A: Controls and Procedures

1.   Please tell us whether the Principal Executive Officer and Principal Financial Officer concluded that your disclosure controls and procedures were effective based upon the full definition contained in Rule 13a-15(e) under the Exchange Act. That is, tell us, and confirm that you will disclose in future filings, whether your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition

2.   Your accounting policy disclosure should clearly indicate how your units of accounting are determined and valued for multiple-element arrangements according to Question 1 of SAB Topic 13B. Tell us how you apply EITF 00-21 and how you allocate the fee to deliverables that are within the scope of different higher-level literature before you apply that literature (i.e., separation of SOP 97-2 deliverables from SAB 104 deliverables). Indicate how you determine the fair value of each of the deliverables in your multiple-element arrangements. Note that even though you negotiate more than one contract with a customer, the separate contracts may be viewed as one multiple-element arrangement when determining the appropriate amount of revenue to be recognized.

3.   We note from your Business section that your Government contract subsidiaries develop advanced technology systems and also provide facilities operation and management services. Explain the timing of the collection of fees for each element of your arrangements as compared to the recognition of revenue. Tell us whether the payment for delivery of services is contingent on the performance of future service and how you considered paragraph 14 of EITF 00-21.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer at 202-551-3855, Melissa Walsh at 202-551-3224 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief